April 10, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: StageWise Strategies Corp.

Re: StageWise Strategies Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 4, 2023

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated March 15, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Yuliia Zaporozhan, President of the Company, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-275731) that was initially submitted to the Commission on 4th of March, 2024 (the “Registration Statement”). The Company is submitting Amendment No. 4 to the Company’s Registration Statement (“Amendment No. 4”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 4 as marked.

Amendment No. 3 to Form S-1 filed March 4, 2024 Dilution, page 21

1.	Please revise the introductory paragraph to the dilution table to note that the information presented is as of December 31, 2023. In addition, it is unclear why the dilution per share to new stockholders and % dilution information is the same under each scenario. In this regard, dilution per share to new stockholders should be calculated as the offering price less the net tangible book value per share after the offering. Please revise and ensure that the % dilution information is also updated accordingly.
•	The company has revised and updated the calculations presented in our dilution table as per the comments provided as of December 31, 2023.

Results of operations, page 27

2.	Please revise the results of operations header to refer to both the year ended September 30, 2023 and the three months ended December 31, 2023. In addition, you appear to have comingled your discussion of expenses incurred for each period. For example, you refer to $6,995 of expenses for the year ended September 30, 2023 consisting of $13,068 in professional fees and $2,418 of depreciation expense, both of which are reflected in the December 31, 2023 statement of operations. Please revise.

•	The Company has updated this provision.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.	The dates included in the report of your independent registered public accounting firm are unclear. In this regard, the current opinion refers to (dual date) November 7, 2023 and March 4, 2024. However, the audit opinion in your previous amendment was dated November 13, 2023.

I.	Tell us what all these dates represent and request that your auditor revise their report as necessary:
i.	The audit report was revised.
ii.	The November 7, 2023, was the original date of the opinion that is in the audit report filed on 11.22.2023
iii.	The audit report filed on 01.08.2024 with the opinion date November 13, 2023 was a mistake. The consent letter date (relevant to S1 Amendment 2) was November 13, 2023 and was inadvertently pick up as the opinion date. The correct opinion date should be November 7, 2023.
iv.	The March 4, 2024 opinion date was the dual date relevant to Note 9 of the restated financial statements.

II.	To the extent the opinion is dual dated, revise to reference the specific footnote(s) to which the dual dating relates

The audit report was revised to reference the specific footnote(s) to which the dual dating relates.

III.	and tell us how any changes to your subsequent events footnote were considered in such dual dating.

The correction of error in Note 9 and reported as a subsequent event has No material effect to the restated financial statements.

IV.	Lastly, revise to label the effected financial statements as “restated.” Refer to ASC 250-10-50-7.

Financial Statements and Notes to Financial Statements, page F-2

4.	Please revise your financial statements and related footnotes to ensure that information is consistently and appropriately labeled throughout. The following are a few examples of revisions that should be made to both your audited and interim financial statements:
•	The "Net Loss" line item in your balance sheet should refer to accumulated deficit as reflected in your statement of changes in stockholder's deficit. Refer to our prior comment 3.

•	The "Net Income" line item in your statement of operations should refer to net loss before taxes.
•	The "Net Income" and "Adjustments to reconcile Net Income" line items in your statement of cash flows should refer to net loss and adjustments to reconcile net loss.
•	You refer to an “estimated total value” for your website of $70,400 as of December 31, 2023 in Note 7; however, the intangible asset balance was $67,982 in the balance sheet for the same period.
•	The Company has updated this provision.

December 31, 2023 Interim Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-5

5.	We note that you earned revenue from subscriptions during the quarter ended December 31, 2023. Please revise to include the applicable revenue recognition policy.
•	The Company has updated this provision.

Exhibits

6.	Please revise to include a currently dated updated consent from your independent registered accounting firm that reflects the correct audit opinion date, including any dual dating.

•	The Company has filed updated consent.

Please contact us for further inquiries.

STAGEWISE STRATEGIES CORP.
_______________________________________
By:	/s/ Yuliia Zaporozhan
Name: Yuliia Zaporozhan
Title: President, Director, Secretary / s/ Victor Balan Name: Victor Balan Title: Director, Treasurer